Humphry Slocombe Group, LLC
Profit and Loss
As of September 30, 2020

	2018	2019	Q1-Q3 2020
Income			
Total 40000 Sales	$ 4,202,985.06	$ 4,944,344.90	$ 2,687,474.49
40700 Royalty/Licensing	1,956.21	63,243.21	60,034.54
40900 Other Sales	48,116.14	46,161.92	19,970.90
41000 Discounts & Returns	-245,072.73	-265,290.36	-198,809.46
Total Income	$ 4,202,985.06	$ 4,788,459.67	$ 2,568,670.47
Cost of Goods Sold			
50000 Cost of Goods Sold	0.00		
Total 51000 Direct COGS	$ 907,944.04	$ 1,162,868.49	$ 631,205.64
52100 Other Packaging	4,359.93		
Total 52200 Cost of Labor	$ 239,535.26	$ 351,271.86	$ 151,337.01
52500 Kitchen/Cleaning Supplies	58,717.62	62,854.56	20,122.92
Total 53000 Warehousing & Fulfillment	$ 573,246.71	$ 648,903.84	$ 549,092.34
Total 50000 Cost of Goods Sold	$ 1,783,803.56	$ 2,225,898.75	$ 1,351,757.91
Total Cost of Goods Sold	$ 1,783,803.56	$ 2,225,898.75	$ 1,351,757.91
Gross Profit	$ 2,224,181.12	$ 2,562,560.92	$ 1,216,912.56
Expenses			
Total 61000 Sales & Marketing	$ 289,044.70	$ 286,752.08	$ 93,665.64
Total 62000 Operations	$ 172,039.35	$ 205,233.37	$ 148,404.36
71000 General & Administrative			
Total 71100 Payroll Expenses	$ 1,326,195.71	$ 1,643,819.71	$ 744,795.21
Total 71200 Travel & Entertainment	$ 80,537.40	$ 49,575.94	$ 15,797.58
Total 71300 Occupancy	$ 478,605.70	$ 612,109.33	$ 294,223.55
Total 71400 Professional Fees	$ 165,942.45	$ 147,641.99	$ 23,746.50
71499 Recruiting Fees	10,574.36	22,286.38	1,983.44
Total 71500 Technology	$ 42,493.51	$ 36,864.22	$ 23,484.56
71600 Charitable Contributions	2,610.60	6,132.50	2,543.00
71710 Office Supplies	33,356.88	2,729.84	1,185.49
71720 Postage & Delivery	3,272.29	960.72	171.40
71730 Bad Debt	4,018.20		
71740 Over/Under Cash	6,282.50	-5.63	
71752 Licenses/Certification/ Permits	24,543.78	29,173.78	23,346.96
71753 Bank/Payroll/Merchant Fees	94,418.34	115,540.34	46,626.57
Total 71760 Insurance	$ 21,054.00	$ 33,066.90	$ 24,441.56
Total 71770 Taxes	$ 11,254.09	$ 23,509.46	$ 16,216.32
Total 71000 General & Administrative	$ 2,305,159.81	$ 2,723,405.48	$ 1,218,562.14
Total Expenses	$ 2,766,243.86	$ 3,215,390.93	$ 1,460,632.14
Net Operating Income	-$ 542,062.74	-$ 652,830.01	-$ 243,719.58
Other Income			

81000 Interest Income		1,563.03		0.00	995.29
83000 Other Income		6,594.12		22,512.52	2,116.77
87000 Gain (Loss) on Disposal of Assets		190,041.33		0.00	0.00
Total Other Income	$	**198,198.48**	$	**22,512.52**	$ **3,112.06**
Other Expenses					
79998 One-Time Lease Buyout		0.00		0.00	157,500.00
84000 Interest Expense		1,334.85		91,109.80	82,213.87
84101 Inventory Adjustments/Write-Offs		15,693.15		157,619.02	0.00
85000 Depr. & Amort. Expense					
85100 Amortization Expense		3,969.84		-4,339.58	0.00
85200 Depreciation Expense		370,710.93		108,285.00	0.00
Total 85000 Depr. & Amort. Expense	$	**374,680.77**	$	**103,945.42**	**0.00**
Total Other Expenses	$	**391,708.77**	$	**352,674.24**	$ **239,713.87**
Net Other Income	-$	**193,510.29**	-$	**330,161.72**	-$ **236,601.81**
Net Income	-$	**735,573.03**	-$	**982,991.73**	-$ **480,321.39**